Independent Account's Report

To the Board of Directors
Dreyfus Growth and Value Funds, Inc.-Aggressive Growth

We have examined management's assertion about Dreyfus Growth and Value Funds, Inc.-Aggressive Growth's (the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of August 31, 1998, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of August 31, 1998, and with respect to agreement of security and similar investments purchases and sales, for the period from March 31, 1998, (the date of last examination) through August 31, 1998;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal Reserve Bank of Boston, the Depository Trust Company and the Participant
Trust Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis for
our opinion.   Our examination does not provide a legal
determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Growth and Value Funds, Inc.-Aggressive Growth was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31,
1998 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Dreyfus Growth and Value Funds, Inc.-Aggressive Growth and the Securities and Exchange
Commission and should not be used for any other purpose.

                    ERNST & YOUNG LLP

New York, New York
September 28, 1998



                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

                          FORM N-17f-2

      Certificate of Accounting or Securities and Similar
                 Investments in the Custody of
                Management Investment Companies

           Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1.   Investment Company Act File        Date examination
     Number:                       completed:
     811-7123                      09/28 /98

2.   State Identification Number:

AL        AK        AZ        AR        CA        CO
CT        DE        DC        FL        GA        HI
ID        IL        IN        IA        KS        KY
LA        ME        MD        MA        MI        MN
MS        MO        MI        NE        NV        NH
NJ        NM        NY        NC        ND        OH
OK        OR        PA        RI        SC        SD
TN        TX        UT        VT        VA        WA
WV        WI        WY        PUERTO
                              RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code)
     200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the
     certificate of accounting required by   Rule 17f-2 under the Act
     and applicable state law. File the original and one copy with the Securities and Exchange Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

      THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC
                            ACCOUNTANT